Exhibit 99.1

SilverCrest Reports Additional La Joya High Grade Intercepts
45.0m of 135.5 gpt Ag, 0.11 gpt Au, 1.14% Cu (240 gpt Ag Eq*)

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – November 27, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce the results of an additional 15 holes (LJ DD12-75 to LJ DD12-89) of the Phase II drill program nearing completion at its La Joya Property in Durango, Mexico.   Phase II drilling reported to date has extended the Main Mineralized Trend (“Trend”) beyond the area containing the current Inferred Resource of 101.9 million ounces Ag Eq.*(see News releases dated March 20 and May 7, 2012 and attached Figure). Drilling and surface sampling has extended the Trend to approximately 2.5 kilometres with an average width of approximately 700 metres. Please reference our website at www.silvercrestmines.com for more information, photos and figures on La Joya.

Five of the 15 holes reported in the tables and text below continued to test the southern extension of the Trend with the remaining 10 holes focused on the delineation of the Contact Zone and Santo Nino Target. Silver values in this series of core holes along the Trend and Contact Zone range from 3.3 gpt to 189.0 gpt. Silver equivalent based values range from 19.7 gpt to 324.1 gpt Ag Eq.* (0.57 oz/ton to 9.45 oz/ton). Mineralized intervals range from 15.2 metres to 288.7 metres. True thicknesses of mineralized intercepts can be approximated from cross sections of previously announced drill holes in the respective areas. Intercepts in holes drilled at a 45º angle are at vertical depths considerably less than implied by the core length measurements so many of the intercepts are near surface. Intercepts in holes 79, 84 and 86, presented below, are examples of near surface higher grade mineralization that may be considered in a potential starter pit. The most significant assay results for this series of holes are shown in the following tables:

Main Mineralized Trend (Ag, Au, Cu)

HOLE-ID (Az, Dip)	From (m)	To (m)	Length (m)	Ag gpt	Au gpt	Cu %	Ag Eq* gpt
L J DD12-75 (0,-45º)	114.0	132.0	18.0	14.2	0.80	0.08	61.0
	208.0	251.0	43.0	28.2	0.06	0.19	48.0
	332.0	354.0	22.0	66.4	0.31	0.12	92.3
L J DD12-79 (0,-45º)	102.0	150.8	48.8	53.1	0.06	0.63	110.3
L J DD12-81 (180,-45º)	4.0	24.0	20.0	20.0	0.03	0.09	29.3
	99.0	114.2	15.2	22.1	0.08	0.37	58.8
	131.3	206.0	74.7	3.3	0.18	0.08	19.7
L J DD12-84 (0,-45º)	60.3	349.0	288.7	28.3	0.09	0.11	42.6
includes	74.5	99.5	25.0	65.6	0.17	0.28	97.8
includes	204.2	246.0	41.8	75.1	0.08	0.27	103.1
includes	323.3	345.2	21.9	48.5	0.06	0.18	67.5
L J DD12-86 (315,-45º)	67.0	112.0	45.0	135.5	0.11	1.14	240.0
includes	71.6	94.7	23.2	189.0	0.07	1.52	324.1
	168.0	247.5	79.5	8.1	0.41	0.08	36.4
	316.7	334.0	17.3	17.2	0.43	0.18	54.3
	378.0	436.5	58.5	12.2	0.54	0.11	48.4

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum, tin and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed. All numbers are rounded. Silver Equivalent grades may be converted to ounces per ton by dividing the Ag Eq values by 34.285.

All sample analyses presented in this news release were completed by ALS Chemex in Zacatecas, Mexico and North Vancouver, BC, Canada.

Contact Zone and Santo Nino Target (W, Cu, Au)

Four additional holes were drilled on the near-surface portion of the Contact Zone which is located within the Trend boundaries but can be identified separately from the manto and structure mineralization of the Trend. The Contact Zone mineralization is located geologically and spatially below the Trend mineralization. The Contact Zone mineralization consists of skarning with stockwork veining and occurs adjacent to intrusive stock and dykes which are exposed at surface in the southern portion of the Trend. Holes intercepting the Contact Zone also contain anomalous Pb (lead), Zn (zinc), Mo (molybdenum) and Sn (tin).

Partial drilling of the Contact Zone shows consistent intercepts of wide-spread tungsten (W03), gold (Au), copper (Cu) mineralization from near surface to depths of up to approximately 300 metres vertically. All drilling to date that has intercepted intrusive(s) has also intercepted the Contact Zone over an area of approximately 2 kilometres by 1 kilometre with estimated thicknesses ranging from 10 to  200 metres and appears to conform to the contours of the underlying intrusive. A detail model of the intrusive surface has been developed from drill data to provide a guide for further definition of the Contact Zone which is considered a “potential large bulk tonnage tungsten target” and will be segregated as part of the next resource estimation due in Q4 2012.

Holes L J DD12-76, 77, 78 80, 82, and 83 were drilled to test the Santo Nino Target approximately 1 kilometre east of the Trend’s eastern boundary.  Hole 82 intercepted 18.4 metres of semi-massive sulphides grading 20.1 gpt Ag, 0.04 gpt Au and 0.43% Cu. This hole encountered an extension of the massive sulphide mineralization (Santo Nino) reported in the discovery Hole L J DD12-74 which intercepted 35.2 metres grading 52.2 gpt Ag, 0.05 gpt Au, 1.6% Cu and 0.037% WO3. The mineralization is believed to be associated with a substantial east-west structure that cross cuts the width of the Trend mineralization to the west. Holes L J DD12-77, 78, and 80 were located near the Santo Nino target but were off the target and intercepted no significant values.

Contact Zone and Santo Nino Target (W, Cu, Au)

HOLE-ID (Az, Dip)	From (m)	To (m)	Length (m)	Ag gpt	Au gpt	Cu %	W03%	Ag Eq* gpt
Contact Zone
L J DD12-85 (180, -50º)	16.0	139.5	82.5	9.0	0.09	0.03	0.034	18.5
includes	116.0	139.5	23.5	43.7	0.15	0.25	0.028	73.5
L J DD12-87 (0, -45º)	48.5	106.0	57.5	5.4	0.48	0.11	0.048	38.5
L J DD12-88 (135, -45º)	12.0	79.5	67.5	4.4	0.17	0.11	0.064	22.6
L J DD12-89 (150, -45º)	0.0	217.0	217.0	13.1	0.21	0.06	0.018	28.7
includes	113.0	127.9	14.9	50.1	0.47	0.20	0.023	90.6

Santo Nino
L J DD12-76 (315, -50º)	11.7	19.7	8.0	28.8	0.07	0.07	0.01	38.3
	36.6	67.0	30.4	10.8	0.05	0.10	0.01	21.6
L J DD12-82 (0,- 45º)	118.5	126.8	8.3	13.0	0.09	0.06	0.023	23.1
	149.3	167.7	18.4	20.1	0.04	0.43	0.01	59.9
L J DD12-83 (270, -50º)	86	139.3	53.3	12.6	0.05	0.30	0.036	41.2

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum, tin and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed. All numbers are rounded.

All sample analyses were completed by ALS Chemex in Zacatecas, Mexico and North Vancouver, BC, Canada.

Near surface tungsten/molybdenum mineralization encountered in both the Contact Zone and the adjacent Coloradito target (see previous press releases) is similar in grade to current economic or potentially economic near surface, bulk tonnage deposits such as Thompson Creek Mine, ID (0.046 to 0.081 % Mo), Endako, BC (0.030 to 0.046 % Mo) Sisson, NB (0.031% Mo, 0.094% WO3), and El Creston, Mexico (0.071% Mo, 0.06% Cu).  All references are from public company websites.

The Phase II drill program is essentially complete and was designed to test approximately 2.5 kilometres of the Trend which includes at least 8 near-vertical structures/stockwork zones, 14 near-horizontal, stacked mantos plus the Contact Zone which is adjacent to the underlying intrusive. Drilling on the southern extension of the Trend and Contact Zone has been completed and two of the three core drill rigs have been released. A reverse circulation drill is expected to commence drilling on exploratory targets in the area prior to month end. Based on Company surface mapping, sampling and historic drill hole results, the southern area is still believed to be potentially the highest grade area along the Trend. The Company is currently examining the potential for a potential near-surface, higher grade, low strip open pit as a conceptual “starter pit” that will be evaluated in a Preliminary Economic Assessment in 2013.

Core samples for holes L J DD12-90 to L J DD12-105 are currently being logged, sampled or are in the laboratory for analyzes. Assays for the next series of holes will be reported upon receipt and compilation. Several holes contain anomalous molybdenum, tungsten, tin, lead and zinc values over significant widths in the skarn. Extensive metallurgical test work is underway to examine the amenability and potential metallurgical recoveries of Ag, Au, Cu, W, Mo, Sn, Zn and Pb.  Metallurgical test work results will be presented in the NI43-101 Technical Report in early 2013.

The La Joya Deposit (Main Mineralized Trend) currently has estimated Inferred Resources of:

CATEGORY**	CUT OFF GRADE (AG EQ.* GPT)	TONNES (000’s)	AG GPT	AU GPT	CU %	CONTAINED AG OZ (000’s)	CONTAINED AU OZ (000’s)	CONTAINED CU LBS (000’s)	CONTAINED AG EQ. OZ* (000’s)
INFERRED***	15	57,940	28.0	0.18	0.21	51,348	333.4	270,296	101,918
	30	35,500	39.0	0.22	0.30	44,300	246.0	237,500	86,400

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.

**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

*** Mineralization boundaries used in the interpretation of the geological model and resource estimates are based on cutoff grades of 15 gpt Ag Eq and 30 gpt Ag Eq using the metal price ratios described above.

Please refer to the January 4, 2012 news release and to the La Joya NI 43-101 Technical Report dated February 20, 2012 for further details of the Inferred Resource estimate.

The target size of the La Joya mineralization and the potential subsequent estimated resources based on the current geologic model, drilling and sampling from the Phase II 2012 program suggests the possibility of target resources that may be 50 to 100% greater than the current resources. This potential increase in quantity of resources is conceptual in nature and insufficient exploration has been completed to define with certainty a mineral resource of this size. It is uncertain that further exploration will result in the target being delineated as a mineral resource.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the life of the current open pit at the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine (open pit and underground) and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:                info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

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